UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Convening a Special Shareholders Meeting

On February 20, 2025, ParaZero Technologies Ltd. (the “Company”) announced that it will hold a Special General Meeting of Shareholders on March 27, 2025 at 10:00 a.m. (Israel time) at the offices of the Company’s Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the Company’s Special General Meeting of Shareholders without attending in person, attached hereto as Exhibit 99.2.

Update Regarding Board Composition.

The Company has elected to exempt itself from the requirement under the Israeli Companies Law (the “Companies Law”) to have on its Board of Directors (the “Board”) two External Directors (as such term is defined in the Companies Law, the “External Directors Requirement”). The Company is permitted to rely on section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, that provides for a relief from the External Director Requirement because its ordinary shares are listed on Nasdaq. The Company does not have a controlling shareholder, a majority of its Board is comprised of independent directors under Nasdaq rules and it complies with the Nasdaq rules as to the required composition of the audit and compensation committees of the Board. Until recently, Ms. Naama Falach Avrahami and Mr. Yigal Shtief served as External Directors and they will continue to serve as members of the Board. The Board resolved to classify Ms. Falach Avrahami as a Class II director and Mr. Shtief as a Class III director. The Company believes that meeting Nasdaq requirements with respect to directors’ independence and having a majority of independent directors on its Board provides at least a comparable level of independent oversight by directors as the External Directors Requirement.

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-278268 and 333-285054) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders
99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Special General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: February 20, 2025	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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